Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement of Net 1 UEPS Technologies, Inc (the "Company") on Form S-8, File No. 333-126958 of our report on the financial statements of the Company and its subsidiaries dated September 13, 2005 (which report expresses an unqualified opinion and includes explanatory paragraphs referring to the restatement of the segment information disclosures as well as the restatement of earnings per share and diluted earnings per share) and our report dated September 13, 2005 on management's report on the effectiveness of internal control over financial reporting, both appearing in this annual report of the Company for the year ended June 30, 2005.

/s/ Deloitte & Touche (South Africa)
Deloitte & Touche
Chartered Accountants (SA)
Johannesburg

September 13, 2005